
1
Sales
Calls
Emails
Industry


2
Budget Allocations
Platform A
Platform B
Platform Z
Ad 1
Ad 2
Ad 3
Ad 4
Ad n
3
Google Ads
yelp
Bing ads
YouTube
4
Platform A
Platform B
Platform Z
Ad 1
Ad 2
Ad 3
Ad n
Objective Conversions & ROI Metrics

New Business Automates Predictive Marketing Campaigns Based On Performance of Two Clusters:

(1) Other "Objective Like" Businesses & (2) "Similar Industry" Businesses

Patent Filed (May '20)

Artificial Intelligence Digital Marketing Automation

Business Overview 2020

1. Objective & Industry Clusters

Each business is classified anonymously with other businesses based on objectives - *sales, emails, brand awareness, calls and other potential intentions AND industry alignment*

2. Ad Marketing Templates

ROI metrics for each cluster constructs new success based marketing templates that are used for updating existing (and new) client campaigns!

3. Intelligent Build & Deploy

Optimal marketing campaigns are automatically developed and deployed to 3rd party marketing channels for execution.

4. Automated Optimization

Metrics that matter – real time insights based on performance, conversions and budget spend. Data fed back into cluster templates